Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of disclosure letters that PLDT Inc. (the “Company”) filed today with the Philippine Stock Exchange, Inc. (the “PSE”), the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation in response to the letter from the PSE dated March 8, 2024 requesting the Company to clarify information and/or to provide relevant information in relation to the news article entitled “SC: Workers servicing PLDT lines must be regularized” posted in Inquirer.net on March 8, 2024.

March 8, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Gentlemen:

We refer to the letter of the PSE dated March 8, 2024 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news article entitled “SC: Workers servicing PLDT lines must be regularized” posted in Inquirer.net on March 8, 2024.

The news article states, in part, that:

“The Supreme Court has affirmed the Court of Appeal’s (CA) ruling in 2018 that nullified a labor department order for the Philippine Long Distance Telephone Co. (PLDT) to regularize more than 7,000 workers of its service contractors.

However, the high court affirmed the ruling which found that workers involved in the installation, repair and maintenance services of PLDT lines need to be regularized as they perform tasks necessary and directly related to the company’s business.

In a 38-page decision promulgated on Feb. 14, the Supreme Court dismissed the petition for certiorari filed by the Manggagawa sa Komunikasyon ng Pilipinas (MKP), PLDT, and former Labor Secretary Silvestre Bello III challenging the rulings of the appellate court.

Due to a dispute that arose from the negotiation of the collective bargaining agreement between MKP (the exclusive bargaining agent of PLDT’s rank-and-file employees) and the company, the two parties in 2016 sought the intervention of the Department of Labor and Employment (Dole) through a ‘Special Assessment and Visit of Establishment.’

. . . .”

We confirm that the Supreme Court upheld the Court of Appeals’ decision setting aside the order of then DOLE Secretary Silvestre Bello III to regularize 7,344 workers of PLDT’s service contractors.

With regard to those workers performing installation, repair, and maintenance functions, we clarify that the Supreme Court remanded the case to the DOLE Regional Director to determine whether or not regularization is appropriate.

We trust that the foregoing explanation clarifies matters.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

March 8, 2024

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Mr. Antonino A. Nakpil

President and Chief Executive Officer

Gentlemen:

We furnish you with a copy of our letter dated March 8, 2024 in response to the letter of the Philippine Stock Exchange, Inc. of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “SC: Workers servicing PLDT lines must be regularized” posted in Inquirer.net on March 8, 2024.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of February 29, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 8, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a copy of our letter dated March 8, 2024 in response to the letter of the Philippine Stock Exchange, Inc. of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “SC: Workers servicing PLDT lines must be regularized” posted in Inquirer.net on March 8, 2024.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

March 8, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : March 8, 2024